Robert J. Brigham

(650) 843-5053

rbrigham@cooley.com

May 16, 2008

Kathleen Collins

Megan Akst

Evan Jacobson

Jay Ingram

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Omnicell, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed on March 17, 2008
Definitive Proxy Statement Filed March 25, 2008
File No. 0-33043

Ladies and Gentlemen:

On behalf of Omnicell, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated April 23, 2008, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 filed on March 17, 2008, and Definitive Proxy Statement filed on March 25, 2008.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1.             We note from the disclosure on pages 10 and 33 in your Form 10-K for the fiscal year ended December 31, 2007, that you sell through distributors in Europe, the Middle East, Asia, Australia and South America.  Your 10-K does not indicate specifically whether you sell to persons in Iran, Syria, Sudan, or North Korea, countries located in the referenced regions that are identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls.  Please describe for us any past, current, and anticipated operations in, or other contacts with Iran, Syria, Sudan and North Korea.  Your response should include descriptions of contacts through subsidiaries or distributors, or other indirect arrangements, if any.  Describe in reasonable detail the nature and scope of any products, technologies, equipment, components and services you have provided in each of the four countries, as well as any agreements, commercial arrangements or other contacts with the government, or entitles controlled by the government, of any of the four countries.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

The Company respectfully advises the Staff that it has not sold, does not currently sell, and in the future does not intend to sell to persons or entities in Iran, Syria, Sudan, North Korea or any other regions that are identified as state sponsors of terrorism by the U.S. Department of State, nor does the Company anticipate any operations or other contacts with persons or entities in such countries.

2.             Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Your qualitative materiality analysis should address whether, and the extent to which, the Iranian, Syrian, Sudanese, or North Korean government, or persons or entities controlled by any of those governments, received cash or act as intermediaries in connection with your operations.

The Company respectfully refers the Staff to the Company’s response to Comment #1 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

3.             We note your disclosures on page 35 where you indicate that the Company has initiated long-term compensation vehicles other than employee stock options to help reduce the future cost of share-based compensation programs. Please explain further the programs that you have initiated or plan to implement in the near future and tell us what impact you anticipate them having on your future earnings. Further, please tell us how you considered including a more detailed discussion of such programs in your MD&A disclosures.

The Company respectfully advises the Staff that in the aforementioned disclosure, the Company was referring to the grants of restricted stock and restricted stock units, or RSUs, that are discussed in detail in Note 16 to the Company’s Consolidated Financial Statements included its Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007. Although the grant of these forms of equity compensation does result in share-based compensation expense, the amount of such expense is lower than the expense incurred in connection with the grant of stock options, due to the fact that the Company generally grants a significantly smaller number of shares in the form of restricted stock or RSUs than it would if it were granting stock options. Upon further reflection, the Company has determined that this disclosure does not provide the reader with any additional information that is not already set forth in detail in Note 16, and therefore it will delete such disclosure from the MD&A in future filings.

Results of Operations, page 39

4.             We note from your disclosures on page 42 that selling, general and administrative expense increased in fiscal 2007 compared to fiscal 2006 due, in part, to a $1.4 million increase in fees paid by the Company pursuant to GPO contracts.  We further note from your disclosures on page 11 that the Company pays a fee to the GPO based on a percentage of the sale to the GPO member.  Tell us the amount of such fees paid for each of the last three fiscal years and tell us how you determined that classification of such costs within cost of sales is not more appropriate.

The Company respectfully advises the Staff that the Company has contracts with several group purchasing organizations, or GPOs, that enable it to sell its automation systems to GPO-member healthcare facilities. The benefit of such contracts to the GPOs is the fee earned as a percentage of sales by the Company, which fees are paid by the Company to the GPO-member healthcare facilities. The total amount of such fees incurred by the Company for the years ended December  31, 2007, 2006 and 2005 was $4.7 million, $3.3 million, and $1.6 million, respectively. The Company believes that classifying these fees as marketing costs rather than as cost of sales is appropriate as the Company believes that payment to the GPOs is comparable to the payment of sales commissions. The GPO introduces a potential customer to the Company, but the sales transaction and all aspects of the arrangement are consummated directly between the Company and the customer.

Item 9A.  Controls and Procedures, page 47

5.             Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures.  See Item 307 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will add this disclosure in future filings.  The Company has disclosed the conclusions of its principal executive officer and principal financial officer regarding the effectiveness of the Company’s disclosure controls and procedures at March 31, 2008 in Item 4 of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 12, 2008.

Note 1.  Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

6.             We note from your disclosures on page F-8 that the Company does not allow for return rights on your distributor sales.  Please tell us whether you allow for right of return on products sold through your internal sales force.  In this regard, we note from your disclosures in Note 9 that the Company has an accrued liability for customer refunds.  Please tell us how your revenue recognition policy complies with paragraph 6 of SFAS 48, as applicable.

The Company respectfully advises the Staff that it does not allow for return rights on products sold through its internal sales force. The Company does, however, provide for an estimate of a sales returns reserve as specific information arises in cases of severe customer dissatisfaction. The caption “Customer Refunds” in Note 9 refers to specific accruals for two separate customers. These reserves were based on the Company’s best estimate of the ultimate resolution with these customers.

The Company further advises the Staff that, because it does not give the buyer the right to return its products, it does not satisfy the precondition set forth in paragraph 6 of SFAS 48 for applicability of SFAS 48.

7.             Please clarify your disclosure on page F-11, which indicates that deferred revenue and deferred gross profits relate, in part to, “software licenses for which revenue is recognized in installments over the duration of the licenses.” Tell us whether you offer any time-based license arrangements and if so, your accounting for these arrangements. If time-based license arrangements are not offered, please explain under what scenario a software license would be recognized in installments over the duration of the license.

The Company respectfully advises the Staff that it does offer a small number of time-based licenses, which currently amounts to an approximate value of $300,000 per quarter.  These licenses are sold with maintenance services as a bundled package. Since the maintenance services associated with these time-based licenses are not sold on a stand-alone basis, the Company does not have vendor-specific objective evidence of fair value of the maintenance services to recognize the license portion under the residual method. Therefore, under the arrangements that involve these time-based licenses bundled with maintenance services, the Company recognizes the entire fee ratably over the term of the service period, in accordance with paragraphs 12 and 58 of AICPA Statement of Position 97-2.

Schedule II Valuation and Qualifying Accounts, page F-34

8.             Valuation allowances for deferred tax assets are not required to be present on Schedule II if the disclosure requirements of SFAS 109, Accounting for Income Taxes, are met as the information required to be disclosed under SFAS 109 is consistent with the information required by Schedule II.  Tell us how you considered this guidance in your disclosures or tell us how you intend to comply with the disclosure requirements of Item 5-04(a)(2) to exclude these items.

The Company respectfully acknowledges the Staff’s comment and, upon further analysis, concurs with the Staff’s conclusion that valuation allowances for deferred tax assets are not required to be included on Schedule II. Schedule II will be revised in this manner in the Company’s future filings.

Exhibits 31.1 and 31.2

9.             You make several references in paragraphs 2,3, and 4 of your certifications to your “annual report.”  In future filings, paragraphs 2,3, and 4 of your certifications should track the language of Item 601(b)(31) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will track the language of Item 601(b)(31) of Regulation S-K in future filings.

Definitive Proxy Statement Filed March 25, 2008

Compensation Discussion and Analysis, page 19

10.           It appears that individual performance was a significant factor in how the compensation committee determined amounts to be paid under the performance-based bonus program.  Most of the disclosure you made in this regard, see page 23 for example, is a boilerplate discussion of the general individual-type performance objectives the committee considered and should be replaced with a more meaningful and specific analysis of how the compensation committee considered and used individual performance to determine specific levels of executive compensation.  If you focused on specific individual performance goals, as your disclosure seems to indicate, please include a complete discussion of each element of individual performance and contribution that the committee took into account when setting the various forms and levels of compensation.  See Item 402(b)(2)(vii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, except with respect to Mr. Lipps’ individual performance goals already disclosed in the Definitive Proxy Statement, filed on March 25, 2008 (the “Proxy”), the Company does not believe that additional disclosure of the specific individual performance goals for our named executive officers (each an “NEO, “ and collectively, the “NEOs”) is required under the materiality standards set forth in Item 402(b) of Regulation S-K.  In addition, further disclosure of our NEOs’ specific individual performance goals is likely to cause competitive harm to the Company.

The Company has set forth below an overview of the Quarterly Bonus Plan and a Materiality and Competitive Harm Analysis.  All references to “the Committee” in this response include Mr. Lipps, except with respect to Mr. Lipps’ compensation and the allocation and determination of his achievement of his Individual Targets (as defined below).

Overview of Quarterly Bonus Plan

The Company’s Quarterly Bonus Plan was only one component of compensation earned by our NEOs in 2007. Under the Quarterly Bonus Plan, each NEO was assigned certain individual performance objectives of varying importance (each an “Individual Target”), which, in the aggregate, represented 50% of such NEOs potential incentive cash payment on a quarterly basis. However, achievement of an Individual Target was rewarded only in the event that the Company’s financial performance goals (the “Corporate Targets”) were achieved for such quarter.  As set forth in the table below, the achievement of 100% of a NEO’s Individual Targets represented no more than 7.0% of such NEO’s total compensation for fiscal 2007. On a quarterly basis the NEOs, other than Mr. Lipps, generally have between seven and ten Individual Targets related to a variety of objectives. Each Individual Target is given a percentage weighting such that achievement of all Individual Targets corresponds to 100% achievement of the individual component of the Quarterly Bonus Plan (or 50% of the total incentive payout).

Materiality Analysis

The Company believes that additional disclosure of our NEOs’ Individual Targets is not required under the materiality standards set forth in Item 402(b) of Regulation S-K.  The Company respectfully submits that it has disclosed in the Proxy Mr. Lipps’ largest Individual Target, the Company’s financial performance targets, the achievement of which for all four quarters represented approximately 3.63% of his total compensation on annual basis.  With respect to all other NEOs, no single Individual Target accounted for more than 2.32% of an NEOs total compensation on an annual basis. Furthermore, a significant number of Individual Targets accounted for less than 1% of each NEO’s total compensation on an annual basis.

The following table sets forth for each NEO his/her total compensation, the percentage of total compensation attributable to such NEOs’ Individual Targets in the aggregate, and the percentage of total compensation attributable to such NEOs’ single largest Individual Target:

Executive Officer	Total Compensation ($)(1)	Total Compensation Attributable to Individual Targets (%)	Total Compensation Attributable to the single largest Individual Target (%)
Randall A. Lipps	$1,997,692	6.91%	3.63%
Robin G. Seim	838,160	6.61	1.74
J. Christopher Drew	1,268,331	6.82	1.49
Renee M. Luhr	907,596	7.00	2.32
Dan S. Johnston	760,368	5.75	1.83

(1)  The dollar value set for the in this column represents the total compensation amounts set forth in the Company’s Summary Compensation Table for Fiscal 2007, included in the Proxy.

As the above table indicates, as a percentage of total compensation, no NEO’s Individual Targets are material in regards to total compensation either on an individual basis or in the aggregate for  such NEO.  The Company further submits that disclosure of seven to ten Individual Targets per quarter, and in some periods up to fifteen Individual Targets, for each NEO will be unnecessarily confusing to investors and provide little insight into the Compensation Committee’s consideration of a NEO’s compensation given the large number of small objectives with little corresponding financial weight.  Moreover the nature of these Individual Targets was such that, once established, the Committee objectively tallied the completion of the Individual Target and did not further consider a NEO’s performance with respect to the incentive cash bonus.

The Company additionally submits that, in addition to disclosure of Mr. Lipps’ largest Individual Target, it has publicly disclosed all quantitative financial performance targets related to the corporate performance portion of the Quarterly Bonus Plan, achievement of which was necessary in order to qualify for a quarterly bonus related to individual performance objectives.  The Committee believes that disclosure of the Corporate Targets provides meaningful information for investors as to the factors the Compensation Committee weighed most heavily in setting the compensation of our NEOs for 2007.   Specifically, these factors included the revenue and earnings goals on a quarterly basis as well as the quarterly earnings per share amounts.  Inherently, the breadth of disclosure required for the large number of individual performance objectives will overshadow the relatively few financial performance targets that are considered more important in the Company’s compensation philosophy for its NEOs.

Competitive Harm

In addition, the Company respectfully submits that further disclosure of the Individual Targets will result in competitive harm for the Company.  Inherent in its setting of the quarterly Individual Targets are management’s and the Committee’s assessment of areas of significant strategic importance for the Company, including areas of potential sales growth in the Company’s industry, potential acquisition and/or partnering targets, areas for intellectual property development, strategies and approaches in regards to customer service and specific contractual negotiations.  In some cases, these Individual Targets relate to areas of improvement that have been identified in confidential surveys and analysis by management relating to the Company’s internal systems, departments or personnel, which do not rise to a level of materiality requiring disclosure, but nonetheless would be harmful if disclosed to a Company’s competitors, vendors or the marketplace.

In the Proxy, the Company described the general nature of the individual targets and grouped them into three main categories: Sales Objectives (sales margins, bookings, sales to existing customers, numbers of sales visits and other internal financial measurements), Operating Objectives (staffing and hiring goals, implementation of information technology infrastructure, conducting training, ethics and other curriculum courses, completion of objectives by those directly reporting to the officer and improvement of internal departmental processes) and Strategic Objectives (development of short and long-term roadmaps, and evaluation of possible acquisition targets, strategic relationships and product lines).  Public disclosure of specific goals within these categories will generally allow competitors to glean or extrapolate the Company’s larger key strategic and financial goals when they are viewed in combination with each other.  Providing this ability to the Company’s competitors, vendors and the marketplace would place the Company at a significant strategic and competitive disadvantage.

Public disclosure of specific Sales Objectives which the Committee has assigned to our NEOs, most specifically Ms. Luhr, would provide our competitors an insight into our core sales strategies as these objectives relate to internally derived financial measurements and identify certain key segments, entry points and customer relationships.  Moreover, disclosure would effectively provide our competitors with a roadmap for competing directly with us in certain targeted segments, existing customers and on aspects of our sales process.  In addition, disclosure may provide potential customers with an unintended advantage in negotiation and pricing.  The effect of this would be to place the Company at a competitive disadvantage with competitors, potentially harming future sales and existing customer relationships.

Public disclosure of the specific Operating Objectives which the Committee has assigned to our NEOs would both enable competitors to extrapolate the Company’s key areas of focus in improving the operation of its business and provide our competitors insights into our business operations.  Individual Targets falling within the Operating Objective category often involve the implementation of strategic objectives.  Disclosing a particular implementation objective, or when viewed in light of multiple implementation objectives, inherently provides the Company’s competitors the ability to realign their priorities to compete with the Company and provide potential strategies that a competitor may not otherwise have identified.  Further, certain Individual Targets that fall into this category include confidential personnel decisions, including hiring and the restructuring of internal departments, as well as the  implementation of the results of internal analysis aimed at identifying areas for improvement within the Company.  Disclosure of these Individual Targets would provide our competitors, customers and vendors with confidential information that could be used to the detriment of the Company, subsequently harming the Company’s future financial performance.

Public disclosure of Strategic Objectives which the Compensation Committee has assigned to our NEOs, would harm the Company by providing competitors with valuable insight into the Company’s strategies in areas that include: addressing new and existing market opportunities, developing new products and complementary services, protecting the Company’s intellectual property and addressing potential partnering relationships or acquisition targets.  Disclosure of this information to the Company’s competitors would benefit such competitors by allowing such competitors to leverage from the Company’s own internal development and investment without any financial investment. Moreover, many of the Individual Targets represent ongoing confidential projects with milestone-type objectives including potential acquisitions or partnering relationships.  Disclosure of such information may increase the cost of a potential acquisition target or provide unintended leverage in a partnering scenario.  These results add increased expense and as such may competitively harm the Company.

Future Filings

The Company respectfully submits that it expects to continue with its practice of disclosing Corporate Targets from the preceding fiscal year and will, to the extent material and not competitively harmful, include disclosure of specific Individual Targets for its NEOs in future filings.

In addition, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 843-5053 or Sally Kay at (650) 843-5582 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Cooley Godward Kronish LLP

By:	/S/ Robert J. Brigham
Robert J. Brigham, Esq.

cc:	Robin G. Seim, Omnicell, Inc.
Dan S. Johnston, Esq., Omnicell, Inc.
Sally A. Kay, Esq.